An Integrated Energy Company	Thomas J. Webb
Executive Vice President
and Chief Financial Officer
June 8, 2011
Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405
Dear Mr. Thompson:
     We have received your comment letter of June 1, 2011 regarding CMS Energy Corporation’s and Consumers Energy Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and are pleased to provide responses.
     CMS Energy Corporation (“CMS Energy”) and Consumers Energy Company (“Consumers”) (collectively, “the Company”) acknowledge that: (i) the adequacy and accuracy of the disclosure in CMS Energy’s and Consumers’ filings are the responsibility of CMS Energy and Consumers; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and (iii) staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 8. Financial Statement and Supplementary Data, page 44
Consolidated Statements of Cash Flows, page 77
Notes to Consolidated Financial Statements, page 92
Note 1: Significant Accounting Policies, page 92
Inventory, page 94
1Q.	We understand that you generate and purchase RECs to meet the REC and capacity standards prescribed by the 2008 Energy legislation and that you are a net purchaser of RECs or do not create any RECs through generation. Please confirm or clarify our understanding. In addition, please tell us whether you maintain two separate cost pools for RECs and emission allowances or tell us otherwise how you are able to segregate the cost basis of credits that may have no basis from those that have a cost basis. In this regard, tell us whether you are a net purchaser or seller of emission allowances. If you sell RECs and/or emission allowances, please tell us your revenue recognition policy upon receipt or transfer of such credits or allowances. Please finally explain to us the basis in GAAP for classifying RECs and emission allowances as materials and supplies inventory as opposed to some other asset. If based on a FERC chart of accounts, please tell us the specific account which classification is made.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William H. Thompson
June 8, 2011

1A.	Consumers generates and purchases RECs in order to comply with the 2008 Michigan Energy Law, and is a net purchaser of both RECs and emission allowances. At December 31, 2010, Consumers’ RECs and emission allowances had a total carrying value of less than $5 million. Consumers received proceeds of $1 million from sales of RECs in each of the years ended December 31, 2010, 2009, and 2008. Consumers did not record any gains or losses on sales of RECs or emission allowances during the three-year period ended December 31, 2010.

As the Financial Accounting Standards Board has recognized, the guidance contained in the FERC Electric Uniform System of Accounts is the only accounting guidance available in the U.S. that explicitly addresses emission allowances. FERC requires entities to recognize emission allowances on a historical cost basis as inventory, and to expense them as consumed on a weighted-average cost basis. Specifically, the FERC Electric Uniform System of Accounts states, “Public utilities owning allowances, other than those acquired for speculative purposes, shall account for such allowances at cost in Account 158.1, Allowance Inventory, or Account 158.2, Allowances Withheld, as appropriate.” Accordingly, Consumers accounts for emission allowances as inventory in account 158.1 on a historical cost basis, and accounts for RECs, which are similar to emission allowances, in the same account.
The FERC Electric Uniform System of Accounts further states:
The underlying records supporting account 158.1 and 158.2 shall be maintained in sufficient detail so as to provide the number of allowances and the related cost by vintage year. Issuances from inventory. . . in account 158.1 and 158.2 shall be accounted for on a vintage basis using a monthly weighted-average method of cost determination. The cost of eligible allowances not used in the current year shall be transferred to the vintage for the immediately following year.
Consumers applies this accounting separately to its inventories of RECs and emission allowances, maintaining detailed records by vintage month of the cost basis of all credits and allowances. As a result, Consumers is able to segregate RECs or allowances having no cost basis from those having a cost basis. When RECs or emission allowances are expensed or sold, Consumers follows the guidance in the FERC Electric Uniform System of Accounts, applying a weighted-average cost determination that combines RECs or allowances having no cost basis with those having a cost basis.
Consumers’ revenue recognition policy for the sale of RECs and emission allowances also follows the guidance in the FERC Electric Uniform System of Accounts, which states:
Gains on disposition of allowances, other than allowances held for speculative purposes, shall be accounted for as follows. First, if there is uncertainty as to the regulatory treatment, the gains shall be deferred in Account 254, Other Regulatory Liabilities, pending resolution of the uncertainty. Second, if there is certainty as to the existence of a regulatory liability, the gain will be credited to Account 254, with subsequent recognition in income when reductions in charges to customers occur or the liability is otherwise satisfied. Third, all other gains will be credited to Account 411.8, Gains from Disposition of Allowances.
Gains deferred in Account 254 would be reported on Consumers’ Consolidated Balance Sheets in Regulatory Liabilities. Gains recognized in Account 411.8 would be reported on Consumers’ Consolidated Statements of Income in Other Operating Expenses.
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William H. Thompson
June 8, 2011

Note 5: Contingencies and Commitments, page 104
2Q.	Please tell us what consideration you have given to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters disclosed or in the aggregate, and for those matters where the Company is unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to ASC 450-20-50.

2A.	In preparing its disclosures of loss contingencies, the Company considers the guidance in ASC 450-20-50, which requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company applies this guidance to each contingency individually. For matters for which an accrual had been made, the Company considers exposure to potential losses in excess of amounts accrued.
In assessing whether a loss or range of loss can be estimated for a given contingency, including, where applicable, a contingency in excess of a recorded accrual, the Company works with legal counsel to determine whether the facts and circumstances provide any reasonable basis for developing such an estimate. In making this judgment, the Company considers, among other factors:
•	the nature of the litigation, claim, or assessment;

•	how far the matter has progressed, both as to the investigation or discovery of the facts, and as to the application of law or legal precedent to the facts;

•	how many possible outcomes exist;

•	whether an adverse outcome may give rise to similar claims by others;

•	the Company’s experience or the experience of other entities with similar matters;

•	the Company’s communications with regulatory bodies; and

•	whether the financial impacts of the possible outcomes identified by the Company can be reasonably quantified.
For an environmental contingency, the Company also considers the degree of uncertainty surrounding the extent of any remediation that may be required and the share of costs for which the Company may be held responsible, as well as communications with external specialists. If, based on these considerations, a conclusion is reached that an estimate of possible loss or range of loss cannot be made, the Company’s disclosures about the uncertainties surrounding the contingency should enable financial statement readers to understand why this conclusion was reached.
The Company believes that its disclosures comply with the requirements of ASC 450-20-50. Key elements of specific disclosures in the Company’s 2010 Form 10-K are summarized below, with page number references included.
Contingencies for which a loss has been accrued
•	Bay Harbor
•	Accrued liability for the Company’s estimate of remaining obligations is $98 million (pg. 106)
•	“Although a liability for its present estimate of remaining response activity costs has been recorded, CMS Energy cannot predict the ultimate financial impact or outcome of this matter.” (pg. 107)
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William H. Thompson
June 8, 2011

•	Disclosed several potential changes in circumstances or assumptions that could affect the estimate of remaining obligations and which increase the uncertainty of the outcome (pgs. 106, 107)
•	State Street Bank and TSU Litigation
•	Accrued liability is $3 million (pg. 107)
•	“This case was resolved in January 2011 for an amount that will not have a material impact on CMS Energy’s consolidated income, cash flows, or financial position.” (pg. 107)
•	Marathon Indemnity Claim regarding F.T. Barr Claim
•	This matter was resolved in December 2010 (pg. 107)
•	“This settlement did not have a material impact on CMS Energy’s consolidated income, cash flows, or financial position.” (pg. 107)
•	Electric Environmental Matters – Cleanup and Solid Waste (NREPA)
•	Accrued liability for NREPA sites is $2 million (reasonably possible costs in excess of the amount accrued are expected to be immaterial, so not disclosed) (pg. 108)
•	Electric Environmental Matters – Cleanup and Solid Waste (known Superfund sites other than Kalamazoo River)
•	Accrued liability is $2 million for estimated probable Superfund liability (pg. 108)
•	Estimated range for the Company’s share of the total liability for these sites is $2 million to $8 million (pg. 108)
•	Nuclear Matters
•	Accrued liability is $163 million to fund the disposal of spent nuclear fuel used before 1983 (the Company has no exposure to liability beyond the amount accrued) (pg. 109)
•	Gas Environmental Matters
•	Accrued liability is $31 million (pg. 110)
•	Estimated range for undiscounted remaining remediation and other response costs is $31 million to $46 million (pgs. 109, 110)
Contingencies for which a loss has not been accrued
•	Gas Index Price Reporting Investigation
•	Disclosed that there have been no new developments in this investigation since 2004 (pg. 104)
•	“CMS Energy is unable to predict the outcome of the DOJ investigation and what effect, if any, the investigation will have on CMS Energy.” (pg. 104)
•	Gas Index Price Reporting Litigation
•	“These cases involve complex facts, a large number of similarly situated defendants with different factual positions, and multiple jurisdictions. Presently, any estimate of liability would be highly speculative; the amount of CMS Energy’s possible loss would be based on widely varying models previously untested in this context.” (pg. 105)
•	Equatorial Guinea Tax Claim
•	Company has concluded that the claim is without merit (pg. 107)

•	Claim amount is $142 million (pg. 107)
•	“CMS Energy cannot predict the financial impact or outcome of this matter.” (pg. 107)
•	Former NOMECO Employee’s Litigation
•	“CMS Energy believes that it may be entitled to full or partial indemnification from Marathon for monetary damages that may arise from this lawsuit. Although CMS Energy cannot predict with certainty the ultimate outcome of this litigation, the resolution of this matter is not expected to have a material adverse impact on CMS Energy’s consolidated income, cash flows, or financial position.” (pgs. 107, 108)
One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com

Mr. William H. Thompson
June 8, 2011

•	Electric Environmental Matters – Cleanup and Solid Waste (Kalamazoo River Superfund site)
•	“Consumers responded to the EPA in December 2010, stating that it had no information showing that it disposed of PCBs or arranged for disposal or treatment of PCB-containing material at portions of the site and requesting further information from the EPA before Consumers would commit to perform or finance cleanup activities at the site. Until further information is received from the EPA, Consumers is unable to estimate a range of potential liability for cleanup of the river.” (pg. 108)
•	Electric Environmental Matters – Ludington PCB
•	“Consumers is not able to predict when the EPA will issue a final ruling and cannot predict the financial impact or outcome of this matter.” (pg. 108)
•	Electric Environmental Matters – Electric Utility Plant Air Permit Issues and Notices of Violation
•	“Although Consumers cannot predict the financial impact or outcome of these matters, Consumers expects that it would be able to recover some or all of the costs in rates, consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.” (pg. 109)
As stated in its disclosures, the Company cannot predict the outcome of these matters; as a result, the Company cannot estimate the possible loss or range of loss. While the Company has made every effort to give financial statement readers a full understanding of the status of these contingencies, the Company recognizes that it has not explicitly stated that it is unable to make such estimates in these circumstances. In an effort to continue to improve its disclosures, the Company proposes to provide in future filings a general statement that the Company cannot estimate the possible loss or range of loss for matters for which the Company cannot predict the outcome and has not disclosed such an estimate.
     Should you have any questions or comments regarding our responses to your letter dated June 1, 2011, please contact me at (517) 788-0351, or in my absence, Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

Respectfully,
/s/ Thomas J. Webb
Thomas J. Webb
Executive Vice President and Chief Financial Officer CMS Energy Corporation

One Energy Plaza — Jackson, MI 49201 — Tel: 517 788 0351 — Fax: 517 788 1671 — www.cmsenergy.com